Exhibit 21.1

Name of Subsidiary	Jurisdiction of Organization	Percentage Ownership
Kewaunee Labway Asia Pte. Ltd.	Singapore	100%
Kewaunee Labway India Pvt. Ltd.	India	*
Kewaunee Scientific Corporation India Pvt. Ltd.	India	100%
Kewaunee Scientific Corporation Singapore Pte. Ltd.	Singapore	100%
Kewaunee Scientific (Suzhou) Co., Ltd.	China	100%

*	Kewaunee Labway India Pvt. Ltd. is 90% owned by Kewaunee Labway Asia Pte. Ltd.